February 13, 2015

Via EDGAR

Sandra B. Hunter

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Government of Jamaica

Registration Statement under Schedule B

Filed November 12, 2014

File No. 333-200109

Form 18-K for the Fiscal Year Ended March 31, 2014, as amended

Filed May 30, 2014, as amended July 11, 2014

File No. 001-04165

Dear Ms. Hunter,

Thank you for your comments on the Registration Statement on Schedule B filed by the Government of Jamaica (the “Government”) on November 12, 2014 (the “Registration Statement”) and on the Annual Report on Form 18-K filed by the Government on May 30, 2014, as amended (the “Annual Report”). We have enclosed a revised Registration Statement and a revised Annual Report. The revisions to the Registration Statement and the Annual Report reflect the Government’s responses to the comments in your letter dated December 5, 2014 (the “Comment Letter”). The Government’s responses to the Staff’s comments are as follows:

Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

In response to the Staff’s comment, the Government has included the most recent statistical data that is available in both the Registration Statement and in the Annual Report.

2.	Please revise the cover page of the registration statement to provide the name and telephone number for the authorized representative in the United States.

In response to the Staff’s comment, the Government has revised the cover page of the Registration Statement to include the name and telephone number for the authorized representative in the United States.

3.	Under an appropriately captioned section, please highlight various matters that would appear material to investors in respect of the financial and economic outlook of the country, such as the significant debt to GDP ratio, high debt servicing payments, growth outlook, and reliance on the United States and Europe for tourism.

In response to the Staff’s comment, the Government respectfully advises the Staff that the Registration Statement directs investors to consult the Annual Report, where they may find the requested information. In addition, the Government respectfully notes that various matters that would appear material to investors in respect of the financial and economic outlook of the country have been highlighted in the Annual Report, which is incorporated by reference into the Registration Statement.

Where You Can Find Additional Information, page 2

4.	Please revise to update the telephone number for the SEC’s public reference room. Please note that the SEC’s toll-free investor information service phone number is 1-800-SEC-0330.

In response to the Staff’s comment, the Government has updated the telephone number on page 1 for the SEC’s public reference room with the telephone number that the Staff provided.

5.	Please refer to the contact information that you provide for Jamaica on page 3. Please revise to include a toll-free telephone number or advise.

In response to the Staff’s comment, the Government advises that it does not have a toll free telephone number to provide to investors.

Facing Page

6.	Please be advised that Rule 415(a)(6) is not available to foreign governments. Refer to Rule 415(b).

In response to the Staff’s comment, the Government has removed the reference to Rule 415(a)(6) and has added a reference to Rule 457. The Government also advises the Staff that it has updated the footnote to the Calculation of Registration Fee section of the Registration Statement to reflect this update and to discuss its method for calculating the registration fee under Rule 457.

Form 18-K for Fiscal Year Ended March 31, 2014

Exchange Rates, page D-2

7.	We note you indicate in footnote (2) to the Foreign Exchange Rates table that the Percentage Change column is presented as compared to the prior month. As we note that the chart also compares the percentage change as compared to the prior year, please revise for clarification.

In response to the Staff’s comment, the Government has updated the Foreign Exchange Rates table on page D-2 to reflect the aggregate end of year data for 2014 and has removed the monthly data.

Map, page D-3

8.	Please increase the size of your maps on page D-3 so that the text is legible.

In response to the Staff’s comment, the Government has provided higher resolution maps on page D-3 so that the text is legible.

IMF Arrangements, page D-12

Standby Arrangement and Extended Fund Facility, page D-12

9.	We note your disclosure that the SBA approved by the IMF Board in February 2010 went “off-track.” We further note your disclosure that this resulted in the Government of Jamaica not receiving SDR 285.7 million from the IMF, multilateral funding of US$550 million or grants of approximately $59.19 million. Please revise to clarify how the SBA went “off-track.” Also, update the IMF Arrangements section to discuss more recent IMF reviews.

In response to the Staff’s comment, the Government has added disclosure on page D-15. The Government has also updated the discussion of the IMF Arrangements on page D-16.

Gross Domestic Product, page D-16

10.	We note your disclosure on pages D-27 through D-29 regarding the amount of bauxite and alumina produced, as well as the amount exported, in 2013. We note you further indicate in your Sectoral Origin of Gross Domestic Product chart on page D-17 and your Rate of Growth of Real GDP by Sector chart on page D-18 that 2013 information is not available for certain sectors, including the bauxite and alumina sector. Please revise to update or explain why the information is not available.

In response to the Staff’s comment, the Government has updated the table, Sectoral Origin of Gross Domestic Product, and the table, Rate of Growth of Real GDP by Sector, on pages D-19 and D-20, respectively.

Principal Sectors of the Economy, page D-20

11.	Please refer to your chart entitled Hotels Scheduled to Open Between 2013 and 2015, on page D-22. We note that the Projected Capital Investment column does not appear to add up to J$ 76.40 billion. Please revise or advise.

In response to the Staff’s comment, the Government has corrected the calculation of the Projected Capital Investment column on page D-24 and it has revised the total that is reflected in the corresponding section of the chart.

12.	You have disclosed information about investments in the tourism sector. Here or in a separate section, please provide disclosure about foreign direct investment and portfolio investment, including the source of such investments by geographic location and a discussion of the reasons for material increases or decreases.

The Government has provided disclosure of foreign direct investment and portfolio investment in the Annual Report on page D-39.

Mining and Quarrying, page D-27

13.	Please discuss the Government’s commitment to refrain from further funding of CAP.

In response to the Staff’s comment, the Government has revised the disclosure on page D-31.

14.	We note your disclosure that the Government of Jamaica wholly owns CAP. Please revise to clarify if there are other significant private sector alumina producers. To the extent there are not, please indicate if the Government owns a monopoly on alumina production.

In response to the Staff’s comment, the Government has revised the disclosure on page D-31.

15.	Please refer to your Bauxite and Alumina Sector table on page D-29. Please revise to explain how the Earnings line item is calculated.

In response to the Staff’s comment, the Government has revised the disclosure on page D-32.

Agriculture, Forestry and Fishing, page D-29

16.	Please revise to update this section, in particular to discuss the effects of the drought of 2014.

In response to the Staff’s comment, the Government has revised the disclosure on page D-33.

17.	We note your disclosure that the Agro Parks are funded partly by the European Union. Please revise to disclose the amount of money that has gone towards funding the Agro Parks to date.

In response to the Staff’s comment, the Government has revised the disclosure on page D-34.

Privatization, page D-31

18.	Please identify any significant government-owned enterprises. For these entities, please provide financial information related to the relative size of any such entities.

In response to the Staff’s comment, the Government has added disclosure on pages D-36 and D-37.

Employment and Labor, page D-34

19.	Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

In response to the Staff’s comment, the Government revised the disclosure on page D-38. The information is currently made available only on a yearly basis and is not yet available according to these categories for 2014.

Intervention and Divestment, page D-52

20.	We note your disclosure that FIS continued with the winding up of residual activities on behalf of FINSAC during the 2013-2014 fiscal years. Please clarify that FIS is short for Financial Institutions Services, if true.

In response to the Staff’s comment, the Government has revised the disclosure on page D-60.

Public Sector Indebtedness, page D-54

21.	Please disclose indebtedness as of the most recent date practicable. Please also update the disclosure regarding each debt issuance that appears in Exhibit C to present the information as of the most recent practicable date.

In response to the Staff’s comment, the Government respectfully advises the Staff that updates to Statement VIII of Exhibit C cannot be provided since it is an annual breakdown. However, the totals in the section, Public Debt, have been updated to October 31, 2014.

22.	The disclosure states that Jamaica has never defaulted on any of its external or domestic debt obligations. We note from IMF Country Report No. 10/267 (August 2010) that one of the credit rating agencies downgraded Jamaica’s credit rating to selective default and other sources indicate that another credit rating agency indicated that Jamaica was the only sovereign to default in 2010. We also note from news reports that a credit rating agency similarly downgraded Jamaica’s credit rating to selective default in 2013. Please revise the document as appropriate.

The Government respectfully notes that Jamaica has never defaulted on any of its external or domestic debt obligations as Jamaica has never failed to make a payment on any of its debt obligations. While Standard & Poor (“S&P”) downgraded Jamaica to “selective default” on January 14, 2010, this was in response to Jamaica’s announcement of a debt exchange program that S&P deemed “distressed.” However, after the debt exchange program was successfully completed, S&P moved Jamaica out of “selective default” on February 24, 2010.

In addition, the Government notes that the “selective default” by Fitch and S&P in 2013 was in response to Jamaica’s announcement of another debt exchange program that Fitch and S&P deemed distressed. However, after the debt exchange program was successfully completed, both Fitch and S&P moved Jamaica out of “selective default” in early March 2013.

Additionally, credit rating information is publicly available.

External Debt Interest Schedule, page D-61

23.	Please provide this information as of more recent date than September 30, 2013.

In response to the Staff’s comment, the Government has updated the disclosure beginning on page D-65.

Summary of Economic Information, page D-67

24.	Please relocate the “Summary of Economic Information” table on page D-67 to the forepart of the Form 18-K.

In response to the Staff’s comment, the Government has relocated the table to page D-4.

25.	It appears that the current account balance for 2013 should be a negative amount. Please revise or advise.

In response to the Staff’s comment, the Government has corrected the current account balance for 2013 to reflect a negative amount.

The Government also acknowledges the matters set forth in the closing paragraphs of the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to me at (212) 610-6320.

Sincerely,

/s/ Cathleen McLaughlin

Cathleen E. McLaughlin
Allen & Overy LLP

cc:	Dian Black

Ministry of Finance and Planning

Government of Jamaica

Herman G. LaMont

Consul General of Jamaica in New York

Consulate General of Jamaica